 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement
Pursuant to Section 14f of the
Securities Exchange Act of 1934
And Rule 14f-1 Thereunder

MediaNet Group Technologies, Inc.
(Exact Name of Registrant as Specified in its Charter)

Nevada	0-49801	13-4067623
(State of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

MediaNet Group Technologies, Inc.
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486
(Address of principal executive offices)

(561) 417-1500
(Registrant’s telephone number)

MEDIANET GROUP TECHNOLOGIES, INC.

Information Statement Pursuant to
Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This information statement is being sent to you on behalf of MediaNet Group Technolgies, Inc., a Nevada corporation (“we,” “us,” “our,” “MediaNet” or the “Company”).

As previously disclosed and described in more particularity herein, in October 2009, there was a change in control of the Company following our acquisition via merger (the “Merger”) of all of the issued and outstanding shares of CG Holdings Limited, a Cyprus limited company (“CG”), in exchange for the issuance of 5,000,000 shares of newly created Series A Preferred Stock.

CG, through its subsidiaries, is a global network marketing company that sells high end branded merchandise to consumers through Internet-based auctions conducted under the trade name “DubLi.com.”  Unless the context indicates otherwise, CG and its subsidiaries are collectively referred to as “DubLi” in this Information Statement.

In connection with the Merger, we agreed to appoint the following three persons designated by CG to our Board of Directors: Andreas Kusche, Michael Hansen and Kent Holmstoel.  In addition, all of the persons serving on our Board prior to the Merger, with the exception of one director, resigned as of the Merger closing date.  As the persons designated by CG will constitute a majority of the Board, we are required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder to provide certain information to you regarding, among other things, our management, corporate governance structures and our compensation programs.  This information statement is being furnished to our shareholders to provide such information.

Mr. Kusche was effectively appointed following the resignation of a former director.  The appointment of Mr. Hansen and Mr. Holmstoel to the Board will be effective ten days following the date we send or give this information statement to our shareholders.

You are urged to read the information statement in its entirety. HOWEVER, WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. We are only furnishing you an information statement as a matter of regulatory compliance with the SEC rules for information purposes only.  This information is being mailed on September 10, 2010 to our shareholders of record as of August 12, 2010 (the “Record Date”).

CHANGE IN CONTROL

On October 19, 2009 (the “Merger Closing Date”), pursuant to a Merger Agreement (the “Merger Agreement”), dated as of August 10, 2009, and subsequently amended on September 25, 2009, among the Company, the Company’s then subsidiary MediaNet Merger Sub, Inc., a Nevada corporation, and CG, we acquired all of the issued and outstanding shares of CG for 5,000,000 shares of our Series A Preferred Stock.  As a result of the Merger, CG became a wholly owned subsidiary of the Company and CG’s subsidiaries became indirect subsidiaries of the Company.

Under the Certificate of Designation setting forth the rights and preferences of the Series A Preferred Stock, as amended to date, the Series A Preferred Stock is automatically convertible into shares of the Common Stock at the conversion ratio of 55.514574 shares of Common Stock for each share of the Series A Preferred Stock (the “Conversion Ratio”) in the event the shareholders approve an amendment of our Articles of Incorporation to increase the number of our authorized shares of Common Stock to 500 million.  In addition, holders of the Series A Preferred Stock are entitled to vote on matters presented to the holders of Common Stock as if the Series A Preferred Stock was converted into the Common Stock at the Conversion Ratio.  Except as provided by Nevada law, holders of Series A Preferred Stock vote together with the holders of Common Stock as a single class.

As of the Record Date, we had 28,621,680 shares of Common Stock outstanding and 3,858,067 shares of Series A Preferred Stock outstanding.  Pursuant to an agreement dated May 24, 2010, between the Company and Zen Holding Group Limited (“Zen”), Zen, who was the sole record holder of CG’s outstanding ordinary shares as of the Merger Closing Date and is the sole record holder of the issued and outstanding Series A Preferred Stock, returned to the Company 1,141,933 shares of Series A Preferred Stock.

Accordingly, as of the Record Date, Zen has the power to cast 214,178,946, or 88.2%, of the combined votes that can be cast by the holders of the Common Stock and the Series A Preferred Stock and the holders of our Common Stock have, in the aggregate, the power to cast 28,621,680, or 11.8%, of the combined votes that can be cast by the holders of the Common Stock and the Series A Preferred Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of the Common Stock and the Series A Preferred Stock as of the Record Date for each of our greater than 5% shareholders, directors, named executive officers and by all of our directors and executive officers as a group.  For purposes of this table, beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, which rule focuses on the power to vote shares or make investment decisions with respect to such shares, potentially irrespective of any pecuniary interest in such shares.  The information as to the securities beneficially owned by Zen, Mr. Hansen and Mr. Saouma are based upon a Schedule 13D filed by Zen, Mr. Hansen and Mr. Saouma on June 24, 2010.

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership (1)		Percentage of Class Owned (2)
Series A Convertible Preferred Stock	Zen Holding Group Limited	(3)	3,858,067	(4)	100%
	Michel B. Hansen	(5)	3,858,067	(4)	100%
	Michel Saouma	(6)	3,858,067	(4)	100%

Common Stock	Zen Holding Group Limited		214,178,946	(4), (7)	88.2%
	Michel B. Hansen**		214,178,946	(4), (7)	88.2%
	Michel Saouma		214,178,946	(4), (7)	88.2%
	Joseph Saouma	(8)	—	(9)	*
	Martin A. Berns	(10)	5,907,511	(11)	20.6%
	Kent L. Holmstoel**	(12)	—		*
	Andreas Kusche**	(13)	—		*
	Betina Dupont Sorensen**	(5)	—	(14)	*
	Directors and Executive Officers as a Group		214,178,946	(4), (7),	88.2%

*	Indicates less than 1% of outstanding shares beneficially owned.
**	Serves as an executive officer or director of the Company as of the Record Date.

(1)          A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the Record Date upon exercise of options and warrants and upon conversion of convertible securities.  The Series A Preferred Stock is automatically convertible into shares of Common Stock upon the Charter Amendment.  For purposes of this table, we have assumed that the Charter Amendment will be approved by our shareholders and filed with the Nevada Secretary of State within 60 days of Record Date and, accordingly, that the holders of the Series A Preferred Stock beneficially own the shares of Common Stock into which the shares of Series A Preferred Stock are convertible. Each beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held by such person (but not those held by any other person) and that are exercisable or convertible within 60 days from Record Date have been exercised or converted.

(2)          Applicable percentage ownership is based on 3,858,067 shares of Series A Preferred Stock and 28,621,680 shares of Common Stock outstanding as of the Record Date.

(3)          Zen Holding Group Limited’s (“Zen”) address is 197 Main Street, Road Town, Tortola, British Virgin Islands.

(4)          All of the outstanding shares of Preferred Stock are held of record by Zen.  Mr. Hansen and Mr. Saouma have the indirect shared right to vote and make investment decisions with respect to these shares held by Zen pursuant to an oral agreement.  Mr. Hansen and Mr. Souma have a 24% and 2% pecuniary interest, respectively, in Zen’s assets as of the Record Date and, accordingly, claim a 21.6% and 1.8% pecuniary interest, respectively, in the outstanding shares of our Common Stock as of the Record Date (assuming conversion of the Series A Preferred Stock).  Each of Mr. Hansen and Mr. Saouma disclaim a pecuniary interest in any other shares of Common Stock.  The figures provided do not include the 1,141,933 shares of Series A Preferred Stock returned by Zen to the Company and otherwise representing a 20.70% beneficial interest in the Company.

(5)          Mr. Hansen’s and Ms. Dupont Sorensen’s address is The Palm Jumeirah, P.O. Box 283612, Dubai, U.A.E.

(6)          Mr. Michel Saouma’s address is Amine Gemayelstreet 226, Beirut, Achrafieh, Lebanon,

(7)          Includes 214,178,946 shares issuable upon the conversion of the Series A Preferred Stock at the conversion ratio of 55.514574 shares of Common Stock for each share of Series A Preferred Stock.

(8)          Mr. Joseph Saouma’s address is Amine Gemayelstreet 226, Beirut, Achrafieh, Lebanon.  Mr. Joseph Saouma is the father of Mr. Michel Saouma.

(9)          Although Mr. Joseph Saouma does not beneficially own any shares of Series A Preferred Stock or Common Stock of the Company, he has a 21.39% pecuniary interest in Zen’s assets as of the Record Date and, accordingly, claims a 19.39% pecuniary interest in the outstanding shares of our Common Stock as of the Record Date (assuming conversion of the Preferred Stock).  Mr. Joseph Saouma disclaims a pecuniary interest in any other shares of Common Stock.

(10)        Mr. Martin A. Bern’s address is 2936 Via Napoli, Deerfield Beach, FL 33442.

(11)        Assuming that the Series A Preferred Stock was converted to Common Stock as of the Record Date, Mr. Berns’ percentage beneficial ownership would decrease to 2.4%.

(12)        Mr. Kent L. Holmstoel’s address is Urbanización Haza del Algarrobo 32, Carretera de Mijas, 2,2 km, 29639 Mijas Costa, Malaga, Spain.  Although Mr. Holmstoel does not beneficially own any shares of Series A Preferred Stock or Common Stock of the Company, his minor children have, in the aggregate, a less than one percent pecuniary interest in Zen’s assets as of the Record Date.  Mr. Holmstoel disclaims a pecuniary interest in any other shares of Common Stock.

(13)         Mr. Kusche’s address is Wisbyer Stasse 10B, 10439 Berlin, Germany.

(14)         Ms. Dupont Sorensen lives with Mr. Michael Hansen; however she disclaims beneficial ownership of any share of Series A Preferred Stock or Common Stock of which Mr. Hansen is the beneficial owner.  As a member of Mr. Hansen’s household, Ms. Dupont Sorensen may be deemed to have a pecuniary interest in any shares in which Mr. Hansen has a pecuniary interest.  See footnote 4 above. Ms. Dupont Sorensen disclaims a pecuniary interest in any other shares of Common Stock.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Executive Officers

Set forth below are the names and ages of our executive officers at the Record Date.  Each of Mr. Hansen, Mr. Holmstoel and Mr. Kusche were appointed to their respective position pursuant to our agreement with CG in connection with the Merger.

Name	Age	Position
Michael B. Hansen	40	President and Chief Executive Officer and proposed Director*
Kent L. Holmstoel	50	Chief Operating Officer and proposed Director*
Andreas Kusche	39	General Counsel and Director
Betina Dupont Sorensen	38	Head of Marketing

*            Director Appointment to be effective 10 days following the date we transmit the information contained herein to our shareholders in accordance with Rule 14f-1.

Board of Directors

Pursuant to our Bylaws, the size of our Board may range from one to 15 directors.  Our Board is currently comprised of one director.  Two additional directors, Mr. Hansen and Mr. Holmstoel, have been appointed to the Board, with such appointment to be effective ten days following the date we transmit the information contained herein to our shareholders.  Our directors are elected annually and serve until the next annual meeting of shareholders and until their successors are duly elected and qualified.

Each of Mr. Kusche, Mr. Hansen and Mr. Holmstoel were appointed to the Board pursuant to our agreement with CG in connection with the Merger.

Upon the effective appointment of Mr. Hansen and Mr. Kusche, our Board will be comprised of the following persons:

Name	Age	Position
Michael B. Hansen	40	President and Chief Executive Officer and proposed Director*
Kent L. Holmstoel	50	Chief Operating Officer and proposed Director*
Andreas Kusche	39	General Counsel and Director

*           Director Appointment to be effective 10 days following the date we transmit the information contained herein to our shareholders in accordance with Rule 14f-1.

Biographical Information

Set forth below is biographical information for each executive officer and director or proposed director.  Below each director’s or proposed director’s biography is a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that such director should serve as a director for the Company as of the date hereof, in light of our business and structure.

Michael B. Hansen served as President and Chief Executive Officer of the Company since October 2009. Mr. Hansen originally founded the DubLi group of entities under its prior operating model in 2003 and established the current operating model in October 2008.  Mr. Hansen served as the President and Chief Executive Officer of the DubLi entities from inception in 2003 until the Merger in October 2009.  Mr. Hansen started his career in 1989 as a developer at the Danfoss Group, a Denmark-based producer of components and solutions for refrigeration, air conditioning and heating.  In the early 90’s, he worked at LEGO as technical designer and was responsible for world development and designs.  From 1996 to 1999, Mr. Hansen was the owner of a chain of restaurants in Denmark.  From 1999 to 2003, Mr. Hansen was a self-employed consultant to a number of companies in the financial and telecommunication industry, assisting these companies to build successful marketing organizations.  Michael B. Hansen earned a degree in Mechanical Engineering from Teknisk Skole in Denmark in 1989.

Key Attributes, Experience and Skills:  The Board believes that Mr. Hansen’s founding of and service as President and CEO of DubLi enables him to bring unique and valuable management insights to the Board.  The Board further believes that Mr. Hansen’s 20 years of business experience in various entrepreneurial endeavors also provides the Board with unique perspectives and guidance on the strategic direction and growth of the Company.

Kent L. Holmstoel has served as Chief Operating Officer of the Company since October 2009.  From June 2007 until the Merger in October 2009, Mr. Holmstoel serve as Chairman of DubLi and its related predecessor Internet auction entities.  From May 2002 to April 2009, Mr. Holmstoel served as a director of OIB International, a Spanish based private financial services company, where he was responsible for sales outside of the United Kingdom.  Prior to that, from June 2001 to May 2002, Mr. Holmstoel held the position as CEO at Human Resource Manager, a Danish company.  Mr. Holmstoel has previously served as a strategic and HR advisor for various companies, including KMPG, BRF, Svane Kokkener, SMC, FAF and AP Pension. Mr. Holmstoel received an M.A. in Finance from Aarhus University in Denmark in 1984 and a degree in Social Sciences from University College in Risskov, Denmark.

Key Attributes, Experience and Skills:  Mr. Holmstoel has served as a strategic advisor and board member to multiple fast-growing international companies and has over 25 years of top level management experience.  The Board believes that these experiences demonstrate his significant management and leadership capabilities and enable him to bring substantial business, leadership and management experience to the Board.  The Board further believes that Mr. Holmstoel’s background in finance and status as a recognized author on financial subjects enables him to bring important financial expertise to the Board.

Andreas Kusche has served as General Counsel of the Company since October 2009 and as a director of the Company since March 2010.  From September 2007 until the Merger in October 2009, Mr. Kusche serve as head of legal services of DubLi and its related predecessor Internet auction entities.  From September 2004 through August 2007, Mr. Kusche practiced law in Germany, both as a solo practitioner and, from January 2007 through May 2007, at the Härting law firm in Berlin, focusing primarily on tax law and media law.  Prior to joining the Company, Mr. Kusche launched the German film production service company “Screenart” in 2000 and served as the company’s Head of Financial & Legal Department until August 2004.  From 2001 to 2002, Mr. Kusche worked as a consultant to an international film fund.  Mr. Kusche studied at Humboldt University in Berlin, as well as at the University of Alicante in Spain obtaining his law degree in 2004 from Humboldt University.

Key Attributes, Experience and Skills: The Board believes that Mr. Kusche’s background in law, including his service as General Counsel to DubLi, provides the board with valuable legal knowledge and experience that is specific to the business of the Company.  Mr. Kusche has over seven years experience in advising media production companies, and was especially active in the fields of tax, media finance and media funds. The Board believes these experiences enable Mr. Kusche to provide a unique and valuable perspective on the various tax and finance law issues that the Company may face.

Betina Dupont Sorensen has served as Head of Marketing of the Company since October 2009.  From 2003 until the Merger in October 2009, Ms. Dupont Sorenson worked for DubLi and its related predecessor Internet auction entities in the areas of marketing and business development.  From 1996 to 2003, Ms. Dupont Sorensen was the owner and general manager of a restaurant in Kolding, Denmark.  Ms. Dupont Sorensen earned a degree in Business Administration from Vejle Business College in 1996.

CORPORATE GOVERNANCE

As our Board of Directors is currently comprised of one member, we do not currently have any active standing committees of the Board of Directors.  In addition to Mr. Hansen and Mr. Holmstoel, we expect that we will seek to identify and recruit new directors, including independent directors, to join our Board.  Although not required, our Board of Directors intends to establish and populate an Audit Committee, Governance & Nominating Committee and Compensation Committee when it deems appropriate and has adopted charters relative to each such committee. Until the committees are established by our Board of Directors, the full Board of Directors will continue to undertake the duties of the Audit Committee, Governance & Nominating Committee and Compensation Committee.

Director Independence and Family Relationships

Although our securities are not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that a majority of the board of directors be independent, we define an “independent” director in accordance with the NASDAQ listing rules (the “NASDAQ Rules”).  Under these rules, none of our current directors or proposed directors would qualify as “independent” under the NASDAQ Rules.  However, if we were subject to the NASDAQ Rules, we would not be subject to the requirement that a majority of our Board be comprised of independent director because we are a “controlled company” in that greater than 50% of the voting power for the election of directors is held by Zen.

Of the directors who do not currently serve on our Board but who served on the Board at any time since January 1, 2009, the Board had previously determined that each of Eugene H. Berns, Thomas C. Hill, Robert Hussey, Bruce Hollander and Brent Gephart, who served as directors from January through October 2009, were “independent”.  The Board had also previously determined that Mr. Adelstein, who served as a director from October 2009 through February 2010, was “independent.”

There are no family relationships among our current officers and directors.  Mr. Martin Berns, who served as a director until his resignation on June 1, 2010, and Mr. Eugene Berns, who served as a director until his resignation on October 19, 2009, are brothers.

Board Meetings

Directors are expected to attend meetings of the Board.  During 2008 and the nine month period ended September 30, 2009, our Board of Directors held five and seven meetings, respectively.

Policy Regarding Board Attendance at Shareholders Meetings

Our directors are expected to attend annual meetings of shareholders, but we do not have a formal policy requiring them to do so.  We did not hold an annual meeting in 2009.

Board Leadership Structure

We do not have a fixed policy with respect to the separation of the offices of the Chairman of the Board and Chief Executive Officer. The Board understands that there is no single, generally accepted approach to providing Board leadership and, in light of the competitive and dynamic environment in which we operate, the appropriate Board leadership structure may vary from time to time as circumstances warrant.

We do not currently have any person serving as Chairman of the Board but expect that Mr. Holmstoel, our Chief Operating Officer, will be appointed to serve as Chairman upon his effective appointment to the Board.  At this point in time, our Board believes that Mr. Holmstoel’s service as Chairman is in the best interests of the Company and our shareholders as Mr. Holmstoel has a very thorough knowledge of the issues, opportunities and challenges facing us and our business.  Accordingly, he is well positioned to develop agendas that ensure that the Board’s time and attention are focused on the most critical matters.

We do not currently have any independent members of our Board.  We expect that we will seek to identify and recruit independent directors to join our Board.  At such time, we intend to reevaluate our Board leadership structure and to make such changes, if any, that we believe to be in the best interests of the Company.

Risk Oversight

The full Board of Directors is responsible for, and involved with, risk oversight of the Company.  As our operations expand, we anticipate that the primary responsibility for day-to-day risk oversight may be designated to one or more committees of the Board of Directors, which would report to the full Board of Directors.

Audit Committee

The Board of Directors does not currently have an active separately-designated standing Audit Committee and, accordingly, the full Board of Directors monitors our financial reporting process and internal control system and reviews and appraises the audit efforts of our independent registered public accounting firm.  Until such time as the Board of Directors determines that it is in the best interests of the Company to establish an Audit Committee, the full Board of Directors will continue to perform the principal functions of the Audit Committee.

The Board of Directors adopted a revised Audit Committee Charter in August 2010, which will govern the duties of the Audit Committee once populated.  Pursuant to the charter, the Audit Committee’s primary function will be to assist the Board in fulfilling its oversight responsibilities relating to (i) the quality and integrity of our financial statements and corporate accounting practices, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our independent auditors.  The specific responsibilities in carrying out the Audit Committee’s oversight role are delineated in the Audit Committee Charter.  The full text of the charter is available on our website located at www. medianetgroup.com.

Director Nominations

The Board of Directors does not currently have a separately-designated standing Governance & Nominating Committee.  Upon the effective appointment of Mr. Hansen and Mr. Holmstoel, our Board will be comprised solely of persons designated by CG in connection with the Merger.

We expect that we will seek to identify and recruit new directors, including independent directors, to join our Board and, until such time as the Board of Directors determines that it is in the best interests of the Company to establish a Governance & Nominating Committee, the full Board of Directors will be involved in the director nomination process.

In evaluating director nominees, we expect that the Board will considers the following factors, among others:

•	the appropriate size and the diversity of our Board;

•	our needs with respect to the particular talents and experience of our directors;

•
the knowledge, skills and experience of nominees, including experience in technology, business, finance, administration, sales or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board;

•	familiarity with national and international business matters;

•	experience with accounting rules and practices;

•	whether such person qualifies as an “audit committee financial expert” pursuant to SEC rules;

•	appreciation of the relationship of our business to the changing needs of society; and

•	the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.

In identifying director nominees, the Board expects that it will first evaluate the current members of the Board of Directors willing to continue in service.  Current members of the Board with skills and experience that are relevant to our business and who are willing to continue in service are expected to be considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective.  The Board anticipates that it will strive to assemble a Board of Directors that brings to us a variety of perspectives, backgrounds and skills derived from business and professional experience.  In doing so, the Board may also consider candidates with appropriate non-business backgrounds.  If any member of the Board does not wish to continue in service or if the Board decides not to re-nominate a member for re-election, the Board expects to identify the desired skills and experience of a new nominee in light of the criteria above.  Other than the foregoing, there are no specific, minimum qualifications that the Board believes that a Board-recommended nominee to the Board of Directors must possess, although the Board may also consider such other factors as it may deem are in our best interests or the best interests of our shareholders.  The Board may seek to retain a third party search firm, if necessary.

The Board of Directors adopted a Governance & Nominating Committee Charter in August 2010, which will govern the duties of the Governance & Nominating Committee once established.  Pursuant to the charter, the primary objectives of our Governance & Nominating Committee will include: (1) assisting the Board by identifying individuals qualified to become Board members and recommending to the Board the director nominees for the next annual meeting of shareholders; (2) overseeing the governance of the Company; (3) leading the Board in its annual review of the Board’s performance; and (4) recommending to the Board director nominees for each Board Committee.  The full text of the charter is available on our website located at www.medianetgroup.com.

It is the Board’s policy to consider director candidates recommended by shareholders using the same guidelines and procedures used in evaluating nominees nominated by other persons. The Governance & Nominating Committee Charter, as adopted, will impose the same obligation on the Governance & Nominating Committee.  Shareholders wishing to recommend a candidate for director should provide us with written notice given by personal delivery or by United States certified mail, postage prepaid, to the attention of Andreas Kusche, General Counsel and Secretary, whose address is 5200 Towne Centre Circle, Suite 601, Boca Raton, FL 33486.

Compensation Determinations

The Board of Directors does not currently have a separately-designated standing Compensation Committee. We expect that we will seek to identify and recruit new directors, including independent directors, to join our Board and, until such time as the Board of Directors determines that it is in the best interests of the Company to establish a Compensation Committee, the full Board of Directors will be involved in the review and determination of our executive and director compensation programs.

In determining and approving compensation of our executive officers, our Board of Directors utilizes a compensation philosophy and structure designed to:

•	attract, retain and motivate qualified and capable executives who can achieve positive business results;

•	provide our executives with a total compensation package that recognizes individual contributions, as well as overall business results;

•	promote and reward the achievement of objectives that our board of directors and management believe will lead to long-term growth in shareholder value.

Our Board as currently comprised and, upon the effective appointment of Mr. Hansen and Mr. Holmstoel, will continue to be comprised solely of persons who are also executive officers of the Company.  Accordingly, until such time as we are able to recruit non-management directors, our executive officers will be involved in determining the amount or form of executive and director compensation generally.  However, we do not anticipate that any executive director will be involved in making determinations regarding his own compensation.

The Board of Directors adopted a Compensation Committee Charter in August 2010, which will govern the duties of the Compensation Committee once established.  Pursuant to the charter, the primary objectives of our Compensation Committee will include making recommendations to the Board of Directors regarding the compensation of our directors, executive officers, non-officer employees and consultants and establishing and administering our equity compensation plans.  The full text of the charter is available on our website located at www.medianetgroup.com.

Communications with the Board of Directors

We have adopted a formal procedure to follow for shareholders to communicate with the Board of Directors. Should you wish to submit a written communication to the Board of Directors, or an individual director, you may mail or deliver such communication to:

Andreas Kusche, General Counsel
MediaNet Group Technologies, Inc.
Boca Center – Tower 1
5200 Towne Centre Circle, Suite 601
Boca Raton, FL  33486

All shareholder communications should indicate that you are a shareholder of the Company.  All appropriate communications received from shareholders will be forwarded to the Board of Directors, or any committee thereof, if any, as appropriate.

Legal Proceedings

There are no pending, material legal proceedings to which any of our directors, officers or affiliates, any owner of record or beneficially of more than five percent of any class of our voting securities, or any associate of any such director, officer, affiliate, or security holder is a party adverse to us or any of our subsidiaries or has a material interest adverse to us.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires our directors and executive officers, and persons who own more than ten percent (10%) of our outstanding Common Stock, to file with the SEC initial reports of ownership on Form 3 and reports of changes in ownership of Common Stock on Forms 4 or 5. Such persons are required by SEC regulation to furnish us with copies of all such reports they file.

Based solely on our review of the copies of such reports furnished to us or written representations that no other reports were required, we believe that all Section 16(a) filing requirements applicable to our officers, directors and greater than ten (10%) percent beneficial owners have been complied with during the nine-month period ended September 30, 2009 and the period commencing on October 1, 2009 and ending on the Record Date, except for those late filings identified in our Transition Report on Form 10-K for the nine-month period ended September 30, 2009 and one late Form 3 filed by each of Mr. Hansen, Mr. Holmstoel, Mr. Kusche, Zen, Michel Saouma and Mr. Adelstein and one late Form 4 filed by each of Mr. Hansen, Zen and Mr. Saouma.

TRANSACTIONS WITH RELATED PERSONS

The following is a list of transactions since September 1, 2008 in which the Company was or is to be a participant and the amount involved exceeds one percent of the average of the Company’s total assets at year end for the last two completed fiscal years, and in which any “related person” as defined in Section 404(a) of Regulation S-K or any immediate family member of any such “related person” had or will have a direct or indirect material interest:

Loans from CG and its Affiliates

At various times during the nine-month period ended September 30, 2009 and prior to the Merger, entities affiliated with CG loaned us money.  More specifically, on July 9, 2009, in accordance with a Letter of Intent dated July 7, 2009, DubLi Network, LLC loaned $100,000 to the Company.  The loan bore interest at an annual rate of 6% and was scheduled to mature on July 9, 2011.  In addition, on August 14, 2009, DubLi Network Limited, a wholly-owned subsidiary of CG, loaned an additional $150,000 to the Company.  The loan bore interest at an annual rate of interest of 6% and was scheduled to mature on July 9, 2011.  These loans were eliminated in consolidation after consummation of the Merger.

In January 2010, DubLi Network Limited was asked to lend $150,000 to the Company to, among other things, satisfy the Company’s $135,978 of indebtedness to Mr. Martin Berns and $30,000 to Mr. Eugene Berns (as described in more detail below).  Although DubLi Network Limited maintained that it had no legal obligation to extend such a loan pursuant to the Merger Agreement, on January 5, 2010 DubLi Network Limited contributed an additional $150,000 to the Company and on January 11, 2010, the Company’s debts to Messrs. Martin and Eugene Berns were satisfied in full.

Loans from Directors and Officers

Since January 1, 2008, a number of our directors and officers have provided us with financial support in the form of loans.  These loans are described in more detail below.

Martin Berns

During his tenure as a officer and director of the Company, Mr. Berns provided us considerable financial support in the form of loans.

During the year ended December 31, 2008, Mr. Berns loaned us funds in the aggregate amount of $188,000.  These loans bore interest at the rate of 6% per annum.  During 2008, we paid Mr. Berns cash in the aggregate amount of $80,500 in partial repayment of the loans and, accordingly, as of December 31, 2008, the outstanding principal balance owed to Mr. Berns was $107,500.

During the nine months ended September 30, 2009, Mr. Berns loaned us additional funds in the aggregate amount of $254,000. These loans bore interest at the rate of 6% per annum.  During this nine-month period:

•	we paid Mr. Berns cash in the aggregate amount of $45,000 in partial repayment of the loans;

•
Mr. Berns purchased Memory Lane Syndications, Inc., which was a wholly-owned subsidiary of the Company as of the date of purchase, from us in exchange for his forgiveness of $75,000 of outstanding debt owed to him; and

•	Mr. Berns forgave $150,000 of his debt plus $6,750 of accrued interest in exchange for 2,612,500 restricted common shares at $0.06 per share.

Accordingly, as of September 30, 2009, the outstanding principal balance owed to Mr. Berns was $91,500.  See “Conversion of Debt into Common Stock” and “Sale of Subsidiary” below for more information regarding these transactions.

Since September 30, 2009, Mr. Berns advanced an additional $25,000 to the Company.  Each of these loans made by Mr. Berns bore interest at the rate of 6% per annum.  Between September 30, 2009 and January 11, 2010, Mr. Berns received an aggregate of $118,266 from the Company as repayment of $116,500 principal and $1,766 of interest on the loans.

From time to time, Mr. Berns incurred expenses on behalf of the Company, which expenses were reimbursable to Mr. Berns without interest.  As of September 30, 2009, Mr. Berns was owed approximately $66,700 by the Company for reimbursable expenses.  Between September 30, 2009 and January 11, 2010, Mr. Berns incurred additional reimbursable expenses of approximately $900.  Within the same time period, Mr. Berns received an aggregate of $67,600 from the Company as repayment of reimbursable expenses.

Eugene Berns

During his tenure as a director of the Company, Mr. Eugene Berns provided us financial support in the form of loans from time to time.

During the year ended December 31, 2008, Mr. Eugene Berns loaned us funds in the aggregate amount of $25,000.  These loans bore interest at the rate of 6% per annum.  During 2008, we did not make any repayment of the loans to Mr. Eugene Berns and, accordingly, as of December 31, 2008, the outstanding principal balance owed to Mr. Eugene Berns was $25,000.

During the nine months ended September 30, 2009, Mr. Eugene Berns loaned us additional funds in the aggregate amount of $20,000. These loans were non-interest demand loans.  During this nine-month period we paid Mr. Eugene Berns cash in the aggregate amount of $20,000 in full repayment of the non-interest demand loans, and on September 29, 2009, Mr. Eugene Berns forgave the remaining $25,000 of his debt plus $1,375 of accrued interest in exchange for 439,584 restricted common shares at $0.06 per share.

Accordingly, as of September 30, 2009, the outstanding principal balance owed to Mr. Eugene Berns was $-0-.  See “Conversion of Debt into Common Stock” below for more information regarding these transactions.

During the two months following the year ending September 30, 2009, Mr. Eugene Berns loaned the Company $30,000 and was repaid $30,000 cash in full satisfaction of all outstanding principal and interest on all loans he made to the Company.

Robert Hussey

On December 11, 2008, Mr. Robert Hussey loaned the Company $10,000 at 6% per annum interest.  On September 29, 2009, Mr. Hussey forgave $10,000 of his debt plus $550 of accrued interest in exchange for 175,833 restricted common shares at $0.06 per share.

Bruce Hollander

On December 11, 2008, Mr. Bruce Hollander loaned the Company $10,000 at 6% per annum interest.  On September 29, 2009, Mr. Hussey forgave $10,000 of his debt plus $550 of accrued interest in exchange for 175,833 restricted common shares at $0.06 per share.

Michael Hansen

During the nine month period ended September 30, 2009, Michael Hansen, the President and Chief Executive Officer of the Company, loaned $99,855 to a subsidiary of CG subsequently acquired in the Merger.  The loan was interest free and the Company repaid the loan in full on or before January 11, 2010.

During the Quarter ended June 30, 2010, Michael Hansen advanced the Company $399,356 for working capital purposes.  The loan is evidenced by an unsecured note dated August 22, 2010, payable by the Company to Mr. Hansen in the amount referenced above.  The note is interest free and due and payable 364 days from the date of the initial advance and thereafter it will be payable upon demand of Michael Hansen.

DubLi Properties, LLC was contributed to the Company by Mr. Hansen on May 24, 2010 in satisfaction of Mr. Hansen’s oral pledge to contribute the Cayman Property Rights (described below) to the Company.  The Cayman Property Rights, which had a book value of $2,219,138 as of June 30, 2010, were acquired by DubLi Properties, LLC in December 2009 in exchange for 34 parcels of real property valued at $2,132,375, $43,381 of cash and an agreement by DubLi Properties LLC to make an additional $824,244 of payments for a total contract price of $3,000,000.  The Company will receive title to the land upon payment of the remaining installments due under the agreement at June 30, 2010, as follows:

July 2010	$200,000
August 2010	290,431
September, 2010	290,431
Total	$780,862

The primary purpose of the Cayman Property Rights, which consists of a purchase deed with respect to 15 lots in the Cayman Islands, is to reward DubLi business associates upon completion of certain performance objectives. Subsequent to end of the quarter ended June 30, 2010, the Company has made both the July and August payments leaving only the September payment due at the date of this report.

To aid the Company in making the August payment, Mr. Hansen lent the Company $190,431.  The loan is evidenced by an unsecured note dated August 22, 2010, payable by the Company to Mr. Hansen in the amount referenced above.  The note is interest free and due and payable 364 days from the date of the initial advance and thereafter it will be payable upon demand of Michael Hansen.

Sale of Subsidiary

On March 27, 2009, we sold to Mr. Martin Berns 100% of the outstanding common stock of our wholly owned subsidiary, Memory Lane Syndications, Inc. (“Memory Lane”) in exchange for Mr. Bern’s forgiveness of $75,000 of debt.  We did not generate any material revenues from Memory Lane during 2008.  We recognized a gain on sale of $74,990 upon the sale.

Conversion of Debt

On June 5, 2009, certain of our former directors converted outstanding indebtedness we owed to them into shares of our Common Stock at a conversion price of $0.06 per share (the “Conversion Price”).  The closing price of our Common Stock on the conversion date was $0.17 per share (the “Closing Price”) and, accordingly, each of these directors may be deemed to have received a per share benefit equal to the difference between the Conversion Price and the Closing Price (the “Discount Benefit”).

The following table sets forth for each person converting debt, the amount of debt being converted, the number of shares issued upon conversion and the aggregate amount of Discount Benefit received by such person.

Name	Debt Converted	Shares of Common Stock Issued	Aggregate Amount of Discount Benefit (1)
Martin Berns	$156,750	2,612,500	$287,375
Eugene Berns	26,375	439,584	48,354
Robert Hussey	10,550	175,834	19,342
Bruce Hollander	10,550	175,834	19,342

(1)           Equals the product of (i) the number of shares of Common Stock issued upon conversion and (ii) $0.11, which is the difference between the Closing Price and the Conversion Price.

Consulting Agreement

Mr. Hill, a Director at September 30, 2009 and December 31, 2008, had a consulting arrangement with the Company through Xcel Marketing, an entity controlled by him, pursuant to which he provided professional services on a month-to-month basis. For the fiscal nine (9) month period ended September 30, 2009, Mr. Hill's consulting company was paid $ 46,500.  For the fiscal year ended December 31, 2008 Mr. Hill's consulting company was paid $46,500.  At the termination of his consulting agreement he received 100,000 common shares for the fiscal year ended December 31, 2008.

Services in Connection with the Merger

Steven Adelstein, who served as a consultant to the Company from 2007 to February 2010 and as director of the Company from October 2009 through March 2010, received 500,000 shares of Common Stock in September 2009 for his services in connection with the negotiation of the Merger.  Mr. Adelstein also received an aggregate of $22,500 in cash in connection with various consulting services he provided to the Company, including assisting the Company prepare various reports and statements.

Merger with DubLi

The Company and CG entered into a Merger Agreement on August 10, 2009 (the “Original Merger Agreement”) whereby, the Company was to acquire all of the issued and outstanding shares of CG in exchange for 90% of the outstanding shares of Common Stock of the Company.  As described in the section entitled “Security Ownership of Certain Beneficial Owners and Management”, a number of  our current officers and employees had indirect interests in CG and its affiliates that has resulted in them indirectly, beneficially owning certain securities of the Company.  At the time immediately prior to the signing of the Original Merger Agreement, none of our current directors or executive officers were “related persons” of the Company.

The following section discusses how and why various terms of the merger have changed since August 10, 2009 and how such changes have resulted in changes to our directors’ and executive officers’  beneficial ownership of the Company.  See also “Loans from Directors and Officers - Michael Hansen.”

Merger Restructuring

Pursuant to the Original Merger Agreement, we and CG originally contemplated that CG’s shareholders would receive Common Stock upon consummation of the Merger and the Merger would be completed in the first quarter of 2010 in order to:

•
provide us with sufficient time to prepare a complex proxy statement and hold a shareholder meeting to consider approval of the Merger Agreement and an amendment to our articles of incorporation to increase the number of authorized shares of common stock from 50 million to 500 million shares; and

•	provide the beneficial owners of CG adequate time to contribute and/or transfer a number of entities or properties to CG.

For instance, upon completion of the merger the Company expected that CG would own directly or indirectly all of the following subsidiaries or assets:

•	DUBLICOM LIMITED (“DUBLICOM”), a Cyprus limited company, which runs DubLi’s auction websites;

•	Lenox Resources, LLC, a Delaware limited liability company, that holds DubLi’s intellectual property;

•	DUBLI NETWORK LIMITED (“DUBLI NETWORK”), a British Virgin Islands limited company, that operates DubLi’s global network with its business associates;

•
Lenox Logistik und Service GmbH (“Lenox Logistik”), a German corporation, which serves as the product purchasing agent of DUBLICOM for products sold to customers outside of North America, Australia and New Zealand. Lenox Logistik also serves as an outsourced service provider that employs persons who are collectively responsible for DubLi’s administrative, accounting, marketing and purchasing activities;

•
DubLi Logistics, LLC, a Delaware limited liability company (“DubLi Logistics”), which serves exclusively as the product purchasing agent of DUBLICOM for products sold to customers in North America (United States, Mexico, Puerto Rico, Canada), Australia and New Zealand;

•	certain rights to real estate in the Cayman Islands (the “Cayman Property Rights”) now held by DubLi Properties, LLC, a Delaware limited liability corporation.

In compliance with U.S. Generally Accepted Accounting Principles, we also expected to include in our consolidated financial statements DubLi.com, LLC, a Delaware limited liability company that was the holding company for two subsidiaries that have since discontinued operations: DubLi.com GmbH, a German corporation, and DubLi Network, LLC, a Delaware limited liability company.

In early September 2009, we were advised by legal counsel that the Merger could be effected sooner than previously anticipated if, in lieu of Common Stock, Zen, CG’s sole shareholder, received the Series A Preferred Stock, which would be later converted into Common Stock and distributed to the beneficial holders of Zen. Accordingly, on September 25, 2009, the Original Merger Agreement was amended to restructure the Merger to provide for the issuance of Series A Preferred Stock rather than Common Stock.  On October 19, 2009, the Merger was consummated and Zen was issued the shares of Series A Preferred Stock.

Post-Merger Adjustments

On each of December 24, 2009 and May 24, 2010, the ratio at which the Series A Preferred Stock converts into Common Stock was increased following our discovery of certain understatements with respect to the number of shares of Common Stock outstanding immediately prior to the closing of the Merger.  The changes to the Conversion Ratio were made to permit the holders of the Series A Preferred Stock to maintain their expected percentage ownership after taking into account the Additional Common Stock.

After completing the Merger, we determined that certain of our expectations with respect to the Merger had not been met.  In particular, upon completion of the Merger on or about the original targeted completion date of March 31, 2010, we expected that we would (i) directly or indirectly hold 100% of the equity interests of DubLi Logistics, LLC; (ii) directly or indirectly hold certain real estate rights now held by DubLi Properties LLC; and (iii) certain investors in DubLi.com, LLC would become shareholders in the Company.

As a result of the acceleration of the Merger closing and the substantial amount of work required to complete the Merger and the related SEC disclosure documents, Mr. Hansen’s oral pledge to, prior to the Merger, transfer his 100% ownership interest in DubLi Logistics to CG was not evidenced by definitive transfer documents until May 24, 2010. Similarly, Mr. Hansen’s oral pledge to contribute his 100% indirect ownership interest in the Cayman Property Rights (now owned by DubLi Properties, LLC) to the Company in support of DubLi’s marketing programs was not evidenced by definitive transfer documents until May 24, 2010.  As of May 24, 2010, the Company has acquired all of the equity interests in DubLi Logistics and DubLi Properties LLC that the Company expected it would own.

The Company and Mr. Hansen had previously expected that certain investors in DubLi.com, LLC (the “DubLi.com Investors”) would receive from Zen shares of “restricted” Common Stock.  With the acceleration of the Merger closing and Merger restructuring, the DubLi.com Investors were expected to receive from Zen 62,679,116 shares of restricted Common Stock upon the conversion of the Series A Preferred Stock to Common Stock.   Since Zen has not transferred and does not intend to transfer Common Stock to the DubLi.com Investors as previously anticipated, the Company and Zen entered into an agreement, dated May 24, 2010 (the “Post-Merger Agreement”), pursuant to which Zen has returned to us 1,129,057 shares of Preferred Stock, which were otherwise convertible into 62,679,116 shares of Common Stock.

As soon as reasonably practicable, the Company intends to commence a tender offer (the “Tender Offer”) to purchase from the DubLi.com Investors all of their right, title and interest in Dubli.com, LLC (the “Outstanding Dubli Interest”).  The Company anticipates seeking to offer 62,679,116 shares of Common Stock for the Outstanding Dubli Interests (the “Tender Rate”) in a transaction registered with the SEC or a transaction that is exempt from registration.  The Tender Offer is expected to be contingent upon at least 80% of the Outstanding Dubli Interests being tendered to the Company.

The Company would like to acquire the Outstanding DubLi Interest in order to provide the DubLi.com, LLC Investors a significant ownership interest in the Company.  Virtually all of the DubLi.com, LLC Investors are former business associates of DubLi.com, LLC and current business associates of DubLi Network, Ltd.  Notwithstanding the financial failure of DubLi.com, LLC’s discontinued, standard on-line auction business, the Company believes that the DubLi.com, LLC business associates assisted the Company build brand awareness for the DubLi.com trade name and, consistent with many of their expectations, would like them to have a significant ownership interest in the entity which owns and is further developing the DubLi.com brand.

Pursuant to the Post-Merger Agreement, Zen has also returned to us 12,876 shares of Series A Preferred Stock which were convertible into 714,817 shares of Common Stock (the “Lenox Shares”).  Since Zen had not distributed the Lenox Shares to various employees of Lenox, Zen returned the shares to the Company for future use in the Company’s employee benefit plans.

Summary of Changes to Merger Structure

For clarification and presentation purposes, the following discussion summarizes the impact on our capitalization of the various changes to the Merger as described in more detail above.

As of August 10, 2009, the date of the original Merger Agreement (the “Original Agreement”), we had 26,803,652 outstanding shares of Common Stock and 3,098,000 shares issuable upon the exercise of outstanding warrants.  The Original Agreement contemplated that, upon closing of the Merger, we would issue to CG’s shareholders that number of shares of Common Stock so that CG’s shareholders would hold 90% of the outstanding Common Stock on a fully diluted basis immediately following the closing of the Merger.  Assuming the Merger had been completed on August 10, 2009 as contemplated by the Original Agreement:

•	in connection with the closing:

o	we would have issued to CG’s shareholders a total of 269,114,868 shares of Common Stock; and

o	we would have not issued any shares of Preferred Stock; and

•	immediately following closing:

o	there would have been 295,918,520 shares of Common Stock outstanding;

o	CG’s shareholders would have held 90.9% of the outstanding shares of Common Stock; and

o	CG’s shareholders would have held 90% of the outstanding shares of Common Stock on a fully diluted basis assuming exercise of all of the outstanding warrants.

As of September 25, 2009, the date of the amendment to the Merger Agreement (the “Amendment”), we had 27,743,530 outstanding shares of Common Stock and 3,098,000 shares issuable upon the exercise of outstanding warrants.  The Amendment contemplated that, upon closing of the Merger, we would issue to CG’s shareholders 5 million shares of Series A Preferred Stock of the Company, that would be convertible into that number of shares of Common Stock equal to 90% of the outstanding Common Stock on a fully diluted basis and assuming conversion of the Series A Preferred Stock immediately following the closing of the Merger.  Assuming the Merger had been completed on September 25, 2009 as contemplated by the Amendment:

•	in connection with the closing:

o	we would have issued to CG’s shareholders a total of 5 million shares of Series A Preferred Stock; and

o	we would have not issued any shares of Common Stock;

•
the Series A Preferred Stock would have been convertible into a total of 277,573,770 shares of Common Stock at the conversion rate of 55.514574 shares of Common Stock for each share of Series A Preferred Stock; and

•	immediately following closing:

o	there would have been 27,743,530 shares of Common Stock outstanding and 5,000,000 shares of Series A Preferred Stock outstanding;

o	assuming conversion of the Series A Preferred Stock as of September 25, 2009, CG’s shareholders would have held 90.9% of the outstanding shares of Common Stock as of such date; and

o
assuming conversion of the Series A Preferred Stock as of September 25, 2009, CG’s shareholders would have held 90% of the outstanding shares of Common Stock on a fully diluted basis as of such date assuming exercise of all of the outstanding warrants.

The Merger closed on October 19, 2009 (the “Merger Closing Date”) upon the terms and conditions set forth in the Amendment.  As of such date, we had determined that there were 26,803,652 outstanding shares of Common Stock and 3,098,000 shares issuable upon the exercise of outstanding warrants.  Accordingly, in connection with the closing, we issued to CG’s shareholders a total of 5 million shares of Series A Preferred Stock, which were convertible into 269,114,868 shares of Common Stock at the conversion rate of 53.8229736 shares of Common Stock for each share of Series A Preferred Stock (the “Original Ratio”).  Assuming conversion of the Series A Preferred Stock as of the Merger Closing Date, CG’s shareholders would have held 90.9% of the outstanding shares of Common Stock as of such date and 90.0% of the outstanding shares of Common Stock on a fully diluted basis as of such date assuming exercise of all of the outstanding warrants.

As discussed herein, we subsequently determined that there were certain errors in our calculation of the number of shares of Common Stock outstanding as of the Merger Closing Date.  More specifically, we determined that, as of the Merger Closing Date, there were 27,743,530 shares of Common Stock outstanding rather than 26,803,652 as previously determined.  Accordingly, the Certificate of Designation was amended on May 24, 2010 to increase the Original Ratio to 55.514754 shares of Common Stock for each share of Series A Preferred Stock (the “Revised Ratio”).

The following table sets forth information regarding our capital structure as of the Merger Closing Date as originally contemplated using the Original Ratio and the number of shares originally thought to be outstanding as of the Merger Closing Date and as modified using the Revised Ratio and the number of shares determined to be actually outstanding as of the Merger Closing Date:

				Relative Voting Power of Common Shareholders				Relative Voting Power of Preferred Shareholders
	Shares of Series A Preferred Stock Outstanding	Conversion Ratio	Shares Issuable Upon Conversion of Series A Preferred Stock	Assuming No Exercise of Warrants		Assuming Exercise of All Outstanding Warrants		Assuming No Exercise of Warrants		Assuming Exercise of All Outstanding Warrants
Original Ratio	5,000,000	53.8229736	269,114,868	9.1	%(1)	10.0	%(1)	90.9	%(1)	90.0	%(1)
Revised Ratio	5,000,000	55.514754	277,573,770	9.1	%(2)	10.0	%(2)	90.9	%(2)	90.0	%(2)

(1)           Assumes that, as of October 19, 2009, there were outstanding 26,803,652 shares of Common Stock and warrants to purchase 3,098,000 shares of Common Stock.

(2)           Based upon subsequent determination that, as of October 19, 2009, there were outstanding 27,743,430 shares of Common Stock and warrants to purchase 3,098,000 shares of Common Stock.

As discussed herein, on May 24, 2010 (the “Restructuring Date”), Zen returned to us 1,141,933 shares of Series A Preferred Stock.  As of such date, there were 28,621,680 outstanding shares of Common Stock and outstanding warrants to purchase a total of 2,219,750 shares of Common Stock.  The following table sets forth information regarding our capital structure as of the Restructuring Date both before and after the return of shares by Zen using the Revised Ratio.

				Relative Voting Power of Common Shareholders		Relative Voting Power of Preferred Shareholders
	Shares of Series A Preferred Stock Outstanding	Conversion Ratio	Shares Issuable Upon Conversion of Series A Preferred Stock	Assuming No Exercise of Warrants	Assuming Exercise of All Outstanding Warrants	Assuming No Exercise of Warrants	Assuming Exercise of All Outstanding Warrants
Prior to Return of Shares	5,000,000	55.514754	277,573,770	9.1%	10.0%	90.9%	90.0%
Following Return of Shares	3,858,067	55.514754	214,178,946	11.8%	12.6%	88.2%	87.4%

As discussed herein, as soon as reasonably practicable, we intend to commence the Tender Offer to the DubLi.com Investors pursuant to which we anticipate seeking to offer to them up to 62,679,116 shares of Common Stock in exchange for the Outstanding DubLi interest.  The following table sets forth information regarding our capital structure assuming that the Tender Offer was completed on the Restructuring Date and that the maximum number of shares contemplated were issued in connection with the Tender Offer.

				Relative Voting Power of Common Shareholders		Relative Voting Power of Preferred Shareholders
	Shares of Common Stock Outstanding	Shares of Series A Preferred Stock Outstanding	Shares Issuable Upon Conversion of Series A Preferred Stock	Assuming No Exercise of Warrants	Assuming Exercise of All Outstanding Warrants (1)	Assuming No Exercise of Warrants	Assuming Exercise of All Outstanding Warrants (1)
Assuming No Tender Offer	28,621,680	3,858,067	214,178,946	11.8%	12.6%	88.2%	87.4%
Assuming Tender Offer Completed	91,300,796	3,858,067	214,178,946	29.9%	30.4%	70.1%	69.6%

(1)           Based on warrants to purchase 2,219,750 shares of Common Stock outstanding on the Restructuring Date.

BOARD REPORT REGARDING AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to SEC rules, the Board has prepared the following report. The Board  intends that this report clearly describe our current audit program.

Management has the primary responsibility for preparing the financial statements and designing and assessing the effectiveness of internal control over financial reporting. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and the internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. In this context, the Board reviewed and discussed with management the audited financial statements in the Transition Report on Form 10-K for the nine-month period ended September 30, 2009 filed with the SEC.

The Board also discussed with Lake & Associates, CPA's LLC the matters required to be discussed by Statement of Auditing Standards No. 114, The Auditor's Communication with those Charged with Governance, as amended.

The Board received the written disclosures and the letter from Lake & Associates required by applicable requirements of the Public Company Accounting Oversight Board regarding Lake & Associates’ communications with the Board concerning independence and discussed with Lake & Associates its independence.

Based on the Board’s discussions with management and Lake & Associates, the Board approved the inclusion of the audited consolidated financial statements in our Transition Report on Form 10-K for the nine-month period ended September 30, 2009 filed with the SEC.

This report is being signed by Mr. Andreas Kusche, who is the sole member of the Board of Directors, although he was not a Board member during the pendency of the matters discussed in this report.

The foregoing report does not constitute solicitation material and should not be deemed filed or incorporated by reference into any of our other filings under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate this report by reference therein.

Board of Directors

Andreas Kusche

EXECUTIVE COMPENSATION

The table below summarizes the total compensation paid to or earned by our principal executive officer and principal financial officer during the nine month period ended September 30, 2009 and the fiscal years ended December 31, 2008 and 2007.  During the nine month period ended September 30, 2009, we did not have any persons serving as executive officers of the Company other than Mr. Berns and Mr. Fernandez.

Name and Principal Position	Year		Salary	Stock Awards (4)	All Other Compensation		Total
Martin Berns Former Chairman and CEO (1)	2009	(3)	$39,000	$30,000	$12,176	(5)	$81,176
	2008		$52,000	$22,500	$19,984	(5)	$94,484

	2007		$52,000	-0-	$15,143	(5)	$67,143

Alfred Fernandez Former Chief Financial Officer (2)	2009	(3)	$56,250	$15,600	$6,750	(5)	$78,600
	2008		$75,000	$7,750	$3850	(5)	$86,600
	2007		$37,480	$6,000	-0-		$43,480

(1)           Mr. Berns resigned as Chairman and CEO of the Company in October 2009. He served as Chief Executive Officer of BSP Rewards from October 2009 until June 2010.  See Employment Agreements below for a description of Mr. Berns’ Employment Agreement with the Company.

(2)           Mr. Fernandez’s employment with the Company was terminated on July 15, 2010.

(3)           In 2009, we changed our fiscal year end from December 31 to September 30.  Accordingly, amounts for 2009 reflect the fiscal period commencing on January 1, 2009 and ending on September 30, 2009.

(4)           Amount reflects the grant date fair value of the named executive officer’s awards of restricted common, calculated in accordance with FASB ASC Topic 718. These awards were not subject to service-based vesting conditions and there were no forfeitures in 2009 or 2008. There can be no assurance that the FASB ASC Topic 718 amounts will ever be realized by the executive. See note 10 of “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K filed with the SEC on March 27, 2009 for a discussion of assumptions made by the Company in determining the grant date fair value of our equity awards for the fiscal year ended December 31, 2008 and note 11 of “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-KT filed with the SEC on January 13, 2010 for a discussion of assumptions made by the Company in determining the grant date fair value of our equity awards for the fiscal year ended September 30, 2009.

(5)              “All Other Compensation” for the nine months ended September 30 2009 and the twelve months ended December 31, 2008 and 2007 for each of the named executive officers is comprised of the following components:

Fiscal Year 2009 - Other Compensation
Name	Automobile Allowance ($)	Cellular Phone Allowance ($)
Martin Berns	10,050	2,126
Alfred Fernandez	6,750	-0-

Fiscal Year 2008 - Other Compensation
Name	Automobile Allowance ($)	Cellular Phone Allowance ($)
Martin Berns	16,490	3,494
Alfred Fernandez	3,850	-0-

Fiscal Year 2007 - Other Compensation
Name	Automobile Allowance ($)	Cellular Phone Allowance ($)
Martin Berns	13,390	1,754
Alfred Fernandez	-0-	-0-

Bonuses and Deferred Compensation

We do not have any agreements to issue bonuses, deferred compensation or retirement plans. From time to time, the Board of Directors grants bonuses, stock issuances and other benefits.

Stock Options

The Company has a stock option plan for key personnel covering 350,000 shares of common stock. At September 30, 2009, there were no shares issued under this plan.

Employment Contracts

Effective October 1, 2009, each of Mr. Hansen, our President and Chief Executive Officer, and Mr. Holmstoel, our Chief Operating Officer, entered into an employment agreement with CG and its subsidiaries.  Mr. Holmstoel’s agreement provides that he will serve as the Company’s Chairman and in other positions as the Company and he determine.  We expect that Mr. Holmstoel will be named Chairman of the Board upon his appointment to the Board. Each of these employment agreements has an initial term of three years and is automatically renewable for an additional one-year term, unless terminated in accordance with the terms of the agreement.  Each of the agreements provides for a monthly base salary of EUR 15,000 to be reviewed annually and a minimum annual bonus of 15% of the subject executive’s annual base salary.  Our Board of Directors may, in its sole discretion, increase Mr. Hansen’s or Mr. Holmstoel’s base salary and award bonuses and equity awards to Mr. Hansen and/or Mr. Holmstoel at any time.  Each of the agreements also provides for a minimum automobile allowance in the amount of EUR 1,500 per month, insurance on any vehicle covered by the automobile allowance, vacation, participation in all benefit plans offered by us to our executives and the reimbursement of reasonable business expenses.  Pursuant to each agreement, we are required to obtain and maintain a $2 million life insurance policy on Mr. Hansen and Mr. Holmstoel, as applicable, with $1 million payable on death to the Company and $1 million payable on the death to the subject executive’s directed beneficiary. The agreements also contains non-disclosure, non-solicitation and non-compete restrictions.  The non-solicitation and non-compete restrictions survive for a period of eighteen months following the date of termination of the subject executive’s employment with the Company.

Effective October 1, 2009, Mr. Kusche, our General Counsel, entered into an employment agreement with CG and its subsidiaries.  This agreement has an initial term of three years and is automatically renewable for an additional one-year term, unless terminated in accordance with the terms of the agreement. The agreement provides for a monthly base salary of EUR 7,500 to be reviewed annually and a minimum annual bonus of 15% of Mr. Kusche’s annual base salary.  Pursuant to the Agreement, Mr. Kusche is entitled to receive 150,000 shares of our Common Stock on each of October 1, 2010 and October 1, 20100.  Our Board of Directors may, in its sole discretion, increase Mr. Kusche’s salary and award bonuses and equity awards to Mr. Kusche at any time.  The agreement also provides for a minimum automobile allowance in the amount of EUR 800 per month, insurance on any vehicle covered by the automobile allowance, vacation, participation in all benefit plans offered by us to our executives and the reimbursement of reasonable business expenses.  The agreement also contains non-disclosure, non-solicitation and non-compete restrictions.  The non-solicitation and non-compete restrictions survive for a period of eighteen months following the date of termination of Mr. Kusche’s employment with the Company.

Effective October 1, 2009, Ms. Dupont Sorensen, our Head of Marketing, entered into an employment agreement with CG and its subsidiaries.  This agreement has an initial term of three years and is automatically renewable for an additional one-year term, unless terminated in accordance with the terms of the agreement. The agreement provides for a monthly base salary of EUR 7,500 to be reviewed annually and a minimum annual bonus of 15% of Ms. Dupont Sorensen’s annual base salary.  Our Board of Directors may, in its sole discretion, increase Ms. Dupont Sorensen’s salary and award bonuses and equity awards to Ms. Dupont Sorensen at any time.  The agreement also provides for a minimum automobile allowance in the amount of EUR 800 per month, insurance on any vehicle covered by the automobile allowance, vacation, participation in all benefit plans offered by us to our executives and the reimbursement of reasonable business expenses.  The agreement also contains non-disclosure, non-solicitation and non-compete restrictions.  The non-solicitation and non-compete restrictions survive for a period of eighteen months following the date of termination of Ms. Dupont Sorensen’s employment with the Company.

Pursuant to these employment agreements, neither the Company nor the subject executive can terminate the agreement during the initial three-year term except that the Company can terminate the agreement for “cause.”  “Cause” is defined to include the executive’s (i) continuing uncured failure to perform such duties as are reasonably requested by the Company and are consistent with his or her responsibilities under this Agreement; (ii) uncured failure to observe material policies generally applicable to executives or employees of the Company; (iii) failure to cooperate with any internal investigation of the Company or any of its affiliates; (iv) commission of any act of fraud, theft or financial dishonesty with respect to the Company or any of its affiliates or conviction of any felony; or (v) uncured material violation of the provisions of his or her employment agreement. During the extension term, the subject executive may terminate the agreement for any reason upon 120 days notice.

In the event the executive terminates his or her employment for “good reason”, he or she shall be entitled to, among other things, a prorated bonus for the fiscal year of termination, based on actual performance through the end of the applicable fiscal year and the number of days that have elapsed in the fiscal year through the date of termination and payment of his or her then annual base salary and benefits for a period of eighteen following the termination.  In addition, any unvested options granted to the executive shall fully vest as of the date of termination.  For purposes of each employment agreement, good reason is defined as a material and adverse change in the executive’s duties and responsibilities, a reduction in base salary or minimum annual bonus, or the Company’s breach of the company of any material provision of the agreement.

In the event of an executive’s death or disability, he or she shall be entitled to, among other things, a prorated bonus for the fiscal year of termination, based on actual performance through the end of the applicable fiscal year and the number of days that have elapsed in the fiscal year through the date of termination  In addition, any unvested options granted to the executive shall fully vest as of the date of termination of executive’s employment with the Company.

Mr. Berns, the former Chairman and Chief Executive Officer of the Company, had an employment contract with the Company, which commenced on January 1, 2005 and expired on December 31, 2009.  Pursuant to this agreement, Mr. Berns was entitled to receive an annual salary of $52,000.

From time to time, we have granted equity-based awards to our named executive officers and directors, and we do not provide any retirement benefits or severance or change of control benefits to our named executive officers.

Outstanding Equity Awards at Fiscal Year End

As of September 30, 2009, there were no outstanding equity awards held by any of our named executive officers.

Payment of Post-Termination Compensation

The Company does not have change-in-control agreements with any of its executive officers, and the Company is not obligated to pay severance or other enhanced benefits to executive officers upon termination of their employment.

DIRECTOR COMPENSATION

The table below summarizes the compensation we paid to non-employee directors for the nine-month period ended September 30, 2009.

Name(1)	Stock Awards ($)(2)(3)	Total ($)
Eugene Berns	$12,000	$12,000
Thomas Hill	$12,000	$12,000
Robert Hussey	$12,000	$12,000
Brent Gephart	$12,000	$12,000
Bruce L. Hollander	$12,000	$12,000

(1)           Mr. Martin Berns, who served as our Chairman and Chief Executive Officer during the entirety of the nine month period ended September 30, 2009 is not included in this table since he was an employee.  The compensation received by Mr. Berns as an employee is described in the Summary Compensation Table above.

(2)           On June 19, 2009, we granted each of our directors, other than Mr. Berns, 200,000 shares of Common Stock for his service on the Board.  The dollar amount reported in the table reflects the aggregate grant date fair values for the shares issued.

(3)           Amount reflects the grant date fair value of the director’s awards of restricted common, calculated in accordance with FASB ASC Topic 718. These awards were not subject to service-based vesting conditions and there were no forfeitures in 2009. There can be no assurance that the FASB ASC Topic 718 amounts will ever be realized by the executive. See note 11 of “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-KT filed with the SEC on January 13, 2010 for a discussion of assumptions made by the Company in determining the grant date fair value of our equity awards for the fiscal year ended September 30, 2009.